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Exhibit 99.1

IMPORTANT NOTE:

This document is a non-binding free translation into English of the original French "Note d'Information en réponse". This English translation is for informational purposes only.

INFORMATION MEMORANDUM

presented by

in response to the information memorandum of Sanofi-Synthélabo published in connection with the share and cash offer as the principal offer and, as subsidiary offers, an exchange offer and a cash offer, subject to an aggregate consideration limit of 71% in Sanofi-Synthélabo shares and 29% in cash, relating to shares of Aventis.

and of

the cash offer relating to warrants of Aventis issued in 2002 and 2003.

The information memorandum of Sanofi-Synthélabo, presented jointly by BNP Paribas and Merrill Lynch Capital Markets (France) SAS, has been approved by the Autorité des marchés financiers under visa No. 04-384 dated May 7, 2004.

Pursuant to Article L.621-8 of the French Financial and Monetary Code, the Autorité des marchés financiers has approved this information memorandum under visa No. 04-510 dated May 28, 2004 in accordance with COB Regulation No. 2002-04. This information memorandum was prepared by Aventis and its signatories may be liable therefore. The visa does not imply approval of price of the Offer or the expediency of the transaction, nor does it imply certification of the accounting and financial information presented in this document. It was granted after examination of the relevance and consistency of the information provided herein for the purpose of the offer made to the shareholders of Aventis.

The information memorandum incorporates the Document de référence of Aventis filed with the Autorité des marchés financiers ("AMF") on March 8, 2004, under No. D.04-0214, the information memorandum filed by Aventis in reponse to the initial mixed public offer of Sanofi-Synthélabo which was granted a visa by the AMF on March 4, 2004, under No. 04-0135, as well as the information memorandum regarding the Aventis share repurchase program which was granted a visa by the AMF on April 16, 2004, under No. 04-0286.

Copies of these documents are available on the Internet site of the AMF (www.amffrance.org) and on request, free of charge, from:

Aventis
67917 Strasbourg cedex 9

1. RECOMMENDATION OF AVENTIS SUPERVISORY BOARD

1.1. Supervisory Board Recommendation (avis motivé) dated April 25, 2004

  "The Supervisory Board of Aventis convened on April 25, 2004, with Mr. Jürgen Dormann chairing the meeting. All members of the Supervisory Board were present or represented.

  The Supervisory Board took note of the terms of Sanofi-Synthélabo's improved offer, which Sanofi-Synthélabo has irrevocably undertaken to file on April 26, 2004 to acquire all of the shares and warrants of Aventis, which consists principally of a share and cash offer (the "Improved Principal Offer"), as well as a subsidiary exchange offer and a subsidiary cash offer (together the "Improved Subsidiary Offers" and together with the Improved Principal Offer, the "Improved Offer").

  The main terms of the Improved Offer are as follows:

  Improved Principal Offer: Sanofi-Synthélabo offers to Aventis shareholders 0.8333 newly issued Sanofi-Synthélabo ordinary shares (2003 dividend attached) and €20 in cash, without interest, for each Aventis share tendered (2003 dividend attached).

  Improved Subsidiary Offers: Sanofi-Synthélabo also includes the following subsidiary exchange and cash offers:

  •
  Subsidiary Exchange Offer ("Improved Subsidiary Exchange Offer"): Sanofi-Synthélabo offers to Aventis shareholders 1.1739 newly issued Sanofi-Synthélabo ordinary shares (2003 dividend attached) for each Aventis share tendered (2003 dividend attached).

  •
  Subsidiary Cash Offer ("Improved Subsidiary Cash Offer"): Sanofi-Synthélabo offers to Aventis shareholders €68.93 for each Aventis share tendered (2003 dividend attached).

  The Improved Offer consists of 71% of Sanofi-Synthélabo ordinary shares and 29% of cash. The Improved Offer will also include an offer to acquire the outstanding warrants for German Aventis employees for consideration determined in light of the warrants' terms and the terms of the Improved Offer.

  Aventis shareholders will be entitled to tender their shares either into the Improved Principal Offer or into one or the other of the Improved Subsidiary Offers, by combining the Improved Principal Offer and the Improved Subsidiary Offers. The reduction principles applying to Sanofi-Synthélabo's original offer will apply in the same manner to the Improved Offer.

  The Supervisory Board also took note of the fact that concurrently with the Improved Offer, Sanofi-Synthélabo had irrevocably undertaken to file a corresponding revised offer in Germany with the Bundesanstalt für Finanzdienstleistungsaufsicht, and a corresponding revised offer in the United States with the Securities and Exchange Commission.

  The Supervisory Board noted that, with the exception of the antitrust condition, which Sanofi-Synthélabo has undertaken to withdraw, the Improved Offer will be subject to the same conditions than that of the offer filed by Sanofi-Synthélabo on January 26, 2004:

  •
  minimum tender of 50% of Aventis' share capital and voting rights, plus one share, on a fully-diluted basis; and

  •
  approval at an extraordinary shareholders meeting of Sanofi-Synthélabo of the resolutions necessary for the issuance of Sanofi-Synthélabo shares to be issued to Aventis shareholders pursuant to the Improved Offer, the Supervisory Board acknowledging that Total and L'Oréal have undertaken to vote in favour of such issuance.

  The Supervisory Board also took note of the terms of a proposed Agreement between Sanofi-Synthélabo and Aventis containing, in particular, the principles according to which the combined Aventis/Sanofi-Synthélabo group will operate and function:

  •
  the name of the new group will be Sanofi-Aventis;

  •
  the board of directors will comprise 17 members including (i) 8 members selected by the Aventis Supervisory Board, including the Vice-Chairman of the Board, who shall be a German representative (ii) 8 members selected by the Sanofi-Synthélabo board of directors and (iii) the Chairman and CEO, Mr. Jean-François Dehecq;

  •
  the board of directors of the combined group will appoint 4 committees (Strategic Committee, Compensation and Nomination Committee, Audit Committee and Scientific Committee) which will consist of an equal number of Aventis and Sanofi-Synthélabo directors, two of such committees being chaired by a director designated by Aventis and two being chaired by a director designated by Sanofi-Synthélabo;

  •
  an integration committee consisting of an equal number of persons selected from Aventis and Sanofi-Synthélabo and Mr. Jean-François Dehecq as Chairman, will oversee the integration of the two companies and select the managers of the combined group based on a "best of the best" principle;

  •
  a comité de direction shall include an equal number of persons selected from Aventis and Sanofi-Synthélabo and Mr. Jean-François Dehecq as Chairman; and

  •
  the strong Franco-German heritage of Aventis and the key nature of the German assets, and especially the manufacturing and research facilities located in Frankfurt Germany, are expressly acknowledged.

  According to such Agreement, Aventis will withdraw all claims against Sanofi-Synthélabo and/or the Autorité des marchés financiers in connection with the Sanofi-Synthélabo's offers and will announce its intention not to put to the vote of its shareholders the resolutions relating to (i) the issuance of Plavix warrants, and (ii) the limitation of voting rights.

  The Supervisory Board also notes that discussions took place between representatives of Aventis and representatives of Novartis regarding a potential combination and that, to date, Novartis has not submitted any offer to Aventis.

  On the basis of the foregoing, the Supervisory Board, after having duly deliberated, and in accordance with Article 12 of the Règlement 2002-04 of the Commission des Opérations de Bourse, made the following determination regarding the terms of Sanofi-Synthélabo's Improved Offer and its consequences on the company, its shareholders and its employees.

  The Supervisory Board determined that:

  •
  the terms of the Improved Offer reflect a substantial increase in the premium offered to Aventis shareholders which is now in line with comparable transactions and other valuation methods;

  •
  compared to Sanofi-Synthélabo's initial offer, the revised exchange ratio reflects adequately the expected growth potential of Aventis in the next few years and its expected contribution to the results and growth of the combined group;

  •
  the governance rules and contemplated integration processes, as defined in the proposed Agreement, should allow a smooth and quick integration between the two companies;

  •
  the status of the review by, and negotiation with, the antitrust authorities in Europe and in the United States, lead to believe that the commitments to secure approval should not significantly impact the growth profile of the combined group; and

  •
  while acknowledging that, if the risk of losing the Plavix litigation were to materialise, the effect could be significant, the Supervisory Board noted that Sanofi-Synthélabo has represented in the Agreement that the disclosure in its Registration Statements on US Form F-4 regarding the Plavix litigation is true and correct in all material respects and that there are no material omissions from that disclosure that make such disclosure misleading in any material respects.

  The Supervisory Board noted the oral opinion of Goldman Sachs International, Morgan Stanley & Co Ltd and Rothschild & Cie that the consideration offered by Sanofi-Synthélabo in the Improved Offer was fair from a financial point of view.

  Based on the foregoing, the Supervisory Board concludes that Sanofi-Synthélabo's Improved Offer is in the interest of the Company, its shareholders and employees and, therefore, authorizes the Management Board to execute the Agreement with Sanofi-Synthélabo and recommends that Aventis' shareholders tender their Aventis shares in the Improved Offer.

  The Supervisory Board's recommendation is based on a majority consisting of 13 out of the 16 members present or represented, with 2 votes against and Mrs. Razzouqi abstaining.

  The Supervisory Board resolves that the legally-available treasury shares held by the company and its subsidiaries will be tendered in the Improved Offer, and gives authority to the Chairman of the Management Board to finalize and sign the note d'information in response.

  The members of the Supervisory Board recommending the Improved Offer have indicated their intention to tender their own securities into the Improved Offer."

        It should be noted that one of the two Supervisory Board Members having voted against the Supervisory Board's recommendation hereinabove has indicated his intention to tender his securities into the Improved Offer, whereas the other one has indicated that he did not have the intention to tender his shares into the Improved Offer. Mrs. Razzouqi has indicated that, as of the date of the present information memorandum, she had not decided whether or not to tender her shares into the Improved Offer. Aventis, moreover, does not have any information regarding KPC's intention to tender or not into the offer other than information published by KPC.

1.2. Reminder of the press release dated April 26, 2004: Aventis Supervisory Board recommends substantially improved offer from Sanofi-Synthélabo in order to create Sanofi-Aventis

  "On April 25, Sanofi-Synthélabo and Aventis agreed on a substantially improved offer as well as a balanced governance structure. After reviewing this new offer, the Management Board and the Supervisory Board decided to recommend this offer to Aventis shareholders. This decision was based on a majority of 13 members, with two opposing votes by employee representatives and an abstention by the representative of Kuwait Petroleum Corporation, Mrs. Seham Razzouqi. All members of the Aventis Supervisory Board were present or represented.

  Igor Landau, Chairman of the Management Board, said: "We are pleased to have reached an agreement that recognizes the value of Aventis from a financial standpoint as well as the talent and expertise of our employees. By being equally represented in the management of Sanofi-Aventis, this agreement provides the necessary conditions for the success and development of the new group."

  Offer Terms

  Under the revised offer terms, Sanofi-Synthélabo offers:

  •
  0.8333 of a newly issued Sanofi-Synthélabo ordinary share and a cash compensation of €20 for each Aventis ordinary share tendered (2003 dividend attached), and

  •
  1.6667 newly issued Sanofi-Synthélabo ADSs and a cash compensation of €20 for each Aventis ADS.

  The offer consists of 71% Sanofi-Synthélabo shares and 29% cash.

  This improved offer would value one Aventis share at €68.93 based on the unaffected share price of Sanofi-Synthélabo (one month-average) prior to the launch of their initial offer on January 26, 2004, which valued Aventis with €60.43 per share.

  The improved offer values Aventis in total at €55.3 billion compared to €48.5 billion for the initial offer.

  Principles for the new combined company

  The combined company will operate and function under the following principles:

  •
  the name of the new group will be Sanofi-Aventis

  •
  the Board of Directors will be made up of 17 members: Jean-François Dehecq, Chairman and CEO (Président Directeur General), eight members selected by the Aventis Supervisory Board, including the Vice-Chairman of the board of directors, who will be a German representative, and eight members selected by the Sanofi-Synthélabo board of directors;

  •
  the Board of Directors of the combined company will appoint four committees (Strategic Committee, Compensation and Nomination Committee, Audit Committee and Scientific Committee) which will consist of an equal number of Aventis and Sanofi-Synthélabo directors, two of such committees being chaired by a director designated by Aventis and two being chaired by a director designated by Sanofi-Synthélabo;

  •
  a Comité de Direction will include an equal number of persons from Aventis and Sanofi-Synthélabo selected by Mr. Jean-François Dehecq as Chairman;

  •
  an integration committee consisting of an equal number of members selected from Aventis and Sanofi-Synthélabo and Mr. Jean-François Dehecq as Chairman, will oversee the integration of the two companies and select the managers of the combined group.

  Reasons for Recommending the Offer

  The Supervisory Board determined that:

  •
  the terms of the improved offer reflect a substantial increase in the premium offered to Aventis shareholders which is now in line with comparable transactions based on various valuation methods;

  •
  compared to Sanofi-Synthélabo's initial offer, the improved terms reflect adequately the expected growth potential of Aventis in the next few years and its expected contribution to the results and growth of the combined group;

  •
  the governance rules and contemplated integration processes, as defined in the proposed agreement, should allow a successful and fair integration between the two companies;

  •
  the status of the review and negotiation with the antitrust authorities in Europe and in the U.S., indicate that Sanofi-Synthélabo's commitments to secure approval should not significantly impact the growth profile of the combined group; and

  •
  Sanofi-Synthélabo has assured Aventis that the disclosure in its Registration Statement on US Form F-4 regarding the Plavix litigation is true and correct in all material respects and that there are no material omissions from that disclosure that make such disclosure misleading;

  •
  completion of the transaction can be reasonably expected in a short time frame.

  Aventis to withdraw outstanding litigation and specific resolutions from Aventis Annual General Meeting

  Aventis will withdraw all claims against Sanofi-Synthélabo and the Autorité des Marchés Financiers in connection with Sanofi-Synthélabo's offer, and will withdraw the resolutions relating to the issuance of Plavix warrants and the limitation of voting rights from its Annual General Meeting, for which a new date will be scheduled.

  On April 22, 2004, Novartis accepted the offer of the Aventis Supervisory Board to negotiate the conditions of a potential business combination. During the course of these negotiations, Aventis invited Novartis to submit an offer for consideration by the Supervisory Board. Novartis indicated that it would not be prepared to submit a bid, unless the Supervisory Board first rejected any improved offer from Sanofi-Synthélabo. Aventis has not received any offer from Novartis."

2. AGREEMENTS LIKELY TO HAVE AN IMPACT ON THE EVALUATION OR THE OUTCOME OF THE OFFER

  To Aventis' knowledge, no agreement providing for preferential terms of transfer or acquisition of Aventis shares has been submitted to the AMF.

  Subject to the agreement between Aventis and Sanofi-Synthélabo dated April 25, 2004 regarding the terms of the share and cash offer of Sanofi-Synthélabo (the "Offer") and the key principles according to which the combined group will operate and function as a result of the combination of Aventis and Sanofi-Synthélabo, Schedule 1 of which relating to the liquidity of Aventis stock-options has been amended as of May 19, 2004 (cf. infra. section 3.1.4.), Aventis does not have knowledge of any agreements likely to have a significant impact on the evaluation or the outcome of the Offer, other than those mentioned in the information memorandum of Aventis dated March 4, 2004 (visa No. 04-0135), specifically in section 3.1 thereof. Section 1.4.3 of Sanofi-Synthélabo's information memorandum dated May 7, 2004 (visa No. 04-384) contains a translation of the agreement dated April 25, 2004.

  It is specified that in a letter dated April 25, 2004, Mister Jean-François Dehecq, Chairman of Sanofi-Synthélabo, has indicated to Mr. Igor Landau, Chairman of Aventis that if Sanofi-Synthélabo's tender offer for Aventis met with success, his functions within Aventis would be terminated, both in terms of his position as Chairman and member of the Management Board and in terms of his employment contract tying him to Aventis.

  In this context, Mr. Dehecq has confirmed to Mr. Landau that the engagements Aventis has taken with respect to him relating to his severance indemnities in the event of a termination of his functions will be honored, i.e., taking into account Mr. Landau's seniority within Aventis, an indemnity corresponding to thirty-eight (38) months of compensation, to which may be added six (6) months of compensation corresponding to the departure notice period (from which he will be dispensed), which represents in total forty-four (44) months of compensation measured based on his most recent global compensation (a fixed part of one million two hundred and sixty thousand euros (€1,260,000) annually and a variable portion of two million fifty two thousand and four hundred and fifty two euros (€2,052,452) paid in 2004 with respect to 2003), for a total fixed and liquidated amount of twelve million one hundred and forty five thousand six hundred and fifty seven euros (€12,145,657).

  Mr. Dehecq also indicated that the Supervisory Board's decisions regarding the possibility for Mr. Landau to continue to benefit from an office, a company car and services of an assistant and a driver after his departure will be respected.

  Finally, Mr. Dehecq confirmed that Mr. Landau will maintain upon his departure the totality of his acquired retirement rights, and in particular all of his rights under the complementary retirement scheme (régime de retraite complémentaire) put in place by Aventis and from which he benefits and that his departure will have no effect on the Aventis stock subscription options that he currently holds, which will be maintained without any modification whatsoever and can therefore be exercised in accordance with their currently applicable terms and conditions, it being specified that Mister Landau, like all option holders, may also benefit from the liquidity mechanisms set up by Sanofi-Synthélabo.

  As of the date of the present information memorandum, Mr. Landau holds 600,000 exercisable and 800,000 not-exercisable options to subscribe Aventis shares for an average exercise price of €62.21. No purchase or subscription options have been granted to Mr. Landau by Aventis since the end of 2003.

3. PRESENTATION OF AVENTIS

  Detailed information on legal status, business, financial statements, recent events and outlook of Aventis are included in the following documents, which are incorporated into this information memorandum:

  •
  The information memorandum of Aventis which was granted a visa by the AMF on March 4, 2004, under No. 04-0135;

  •
  The document de référence of Aventis filed with the AMF on March 8, 2004, under No. D.04-0214;

  •
  The information memorandum of Aventis which was granted a visa by the AMF on April 16, 2004, under No. 04-0286.

  These documents are available on request, free of charge, at the Aventis headquarters or on the Internet site of the AMF (www.amffrance.org).

  The purpose of the following information is to update the information available in these documents.

3.1. General Information on the Capital Stock

3.1.1. Amount of Capital Stock and Number of Shares

  As of the date of the present information memorandum, the capital stock of Aventis amounts to 3,069,522,715.96 euros, divided into 803,539,978 fully paid-up shares with a nominal value of 3.82 euros each.

  1,247,171 Aventis shares entitled to dividends as of January 1, 2004, resulting from the exercise of Aventis stock subscription options and warrants were issued on January 1 and April 30, 2004. The issuance of these new shares was acknowledged on May 11, 2004.

3.1.2. Allocation of Capital Stock Ownership and Voting Rights

  To the company's knowledge, as of the date of this information memorandum, capital stock ownership and voting rights percentages were as follows:

Shareholder	NUMBER OF SHARES	Capital Stock Ownership (%)	Voting Rights (%)
Kuwait Petroleum Group	108,027,006	13.4	13.9
Salaried employees(1)	27,293,658	3.4	3.5
Management(2)	73,313	0.0	0.0
Public	644,514,819	80.3	82.6
Treasury shares	23,631,182	2.9	—
TOTAL	803,539,978	100%	100%

(1)
Based on an estimate of worldwide employee participation.
(2)
Members of the Supervisory Board (39,277 shares) and members of the Management Board (34,036 shares).

3.1.3. Treasury Shares

  As of the date of this information memorandum, Aventis holds a total of 23,575,234 Aventis shares, which, pursuant to article L.225-210 of the French Commercial Code, do not carry voting rights or dividends rights. These treasury shares held by Aventis are available and will therefore be tendered into the Offer.

  These shares originate from the following transactions:

  •
  1,801,787 shares repurchased during fiscal year ended December 31, 2001 at an average price of 76.14 euros per share pursuant to the authorization to repurchase shares granted by the meeting of shareholders of May 21, 2001 for which an information memorandum was filed with and approved by the Commission des opérations de bourse under visa No. 01-373, dated April 12, 2001;

  •
  5,859,089 shares repurchased during fiscal year ended December 31, 2002 at an average price of 65.41 euros per share pursuant to the authorizations to repurchase shares granted by the meeting of shareholders of May 21, 2001 and May 14, 2002 and for which information memoranda were filed with and approved by the Commission des opérations de bourse under visa No. 01-373, dated April 12, 2001 and visa No. 02-344, dated April 9, 2002;

  •
  760,000 shares repurchased during fiscal year ended December 31, 2002 at an average price of 74.50 euros per share pursuant to the authorization to repurchase shares granted by the meeting of shareholders of May 14, 2002 for which an information memorandum was filed with and approved by the Commission des opérations de bourse under visa No. 02-344, dated April 9, 2002;

  •
  15,917,358 shares repurchased during fiscal year ended December 31, 2003 at an average price of 45.13 euros per share pursuant to the authorizations to repurchase shares granted by the meetings of shareholders of May 14, 2002 and April 17, 2003 and for which information memoranda were filed with and approved by the Commission des opérations de bourse under visa No. 02-344, dated April 9, 2002 and visa No. 03-138, dated March 10, 2003;

  •
  757,000 shares repurchased during fiscal year ending December 31, 2004 at an average price of 51.32 euros per share pursuant to the authorization to repurchase shares granted by the meeting of shareholders of April 17, 2003 and for which an information memorandum was filed with and approved by the Commission des opérations de bourse under visa No. 03-138, dated March 10, 2003.

  In addition, Aventis Inc., a wholly-owned U.S. subsidiary of Aventis, held 55,948 shares on April 30, 2004, pursuant to a stock purchase plan, which, in accordance with article L.233-31 of the French Commercial Code, also do not carry voting rights. These shares, which are designed to be granted pursuant to the exercise of stock purchase options, will not be tendered into the Offer.

  As a result, on April 30, 2004, the number of voting rights in relation to 803,539,978 Aventis shares amounts to 779,908,796, while the number of shares with dividend rights amounts to 779,964,744.

9

3.1.4. Stock Subscription and Purchase Option Plans

  Aventis currently has 14 stock subscription plans for the benefit of certain directors and officers and employees of companies of the Group (the "Option Plans"). The Option Plans are described at section 4.1.6 of the information memorandum of Aventis dated March 4, 2004 (visa No. 04-0135). The stock subscription plan issued by Aventis' Board of Directors on April 22, 1994 expired on April 21, 2004.

  The principal characteristics of the Option Plans effective as of the date of this information memorandum are as follows:

Date of Board Grants Date of Authorization at Annual General Meeting of Shareholders	07.02.1995 22.04.1994	14.12.1995 13.04.1995	17.12.1996 13.04.1995	16.12.1997 23.04.1997
Number of options initially allocated	1,150,000	1,500,000	1,750,000	3,572,000
Number of beneficiaries	256	295	350	4,106
Number of shares to be subscribed by
- Directors and executive officers	0	0	0	210,000
- Number of directors and executive officers	0	0	0	4
Vesting date(1)	07.02.1998	14.12.1998	06.01.2000	06.01.2001
Expiration date	07.02.2005	14.12.2005	17.12.2006	16.12.2007
Total number of options exercised as of April 30, 2004	1,014,520	1,219,521	1,178,244	1,430,120
Total number of options remaining to be exercised as of April 30, 2004	73,230	194,379	520,499	1,708,683
Discount in relation to the reference price	10%	5%	5%	5%
Exercise price in €	€17.66	€15.40	€23.53	€37.75

Date of Board Grants Date of Authorization at Annual General Meeting of Shareholders	15.12.1998 23.04.1997	15.12.1999 26.05.1999	11.05.2000 26.05.1999
Number of options initially allocated	5,428,000	5,035,005	747,727
Number of beneficiaries	4,570	5,916	479
Number of shares to be subscribed by
- Directors and executive officers	763,966	631,500	0
- Number of directors and executive officers	4	7	0
Vesting date(1)	06.01.2002	06.01.2003	11.05.2003
Expiration date	15.12.2008	15.12.2009	10.05.2010
Total number of options exercised as of April 30, 2004	1,158,860	157,264	2,030
Total number of options remaining to be exercised as of April 30, 2004	3,554,525	4,467,000	687,227
Discount in relation to the reference price	5%	5%	5%
Exercise price in €	€40.08	€58.75	€58.29

Date of Board Grants Date of Authorization at Annual General Meeting of Shareholders	14.11.2000 24.05.2000	29.03.2001 24.05.2000	07.11.2001 24.05.2000
Number of options initially allocated	11,897,705	521,500	11,392,710
Number of beneficiaries	7,123	81	8,973
Number of shares to be subscribed by
- Directors and executive officers	2,090,600	—	1,351,200
- Number of directors and executive officers	10	—	10
Vesting date(1)	15.11.2003	30.03.2004	08.11.2004
Expiration date	14.11.2010	29.03.2011	07.11.2011
Total number of options exercised as of April 30, 2004	1,800	0	0
Total number of options remaining to be exercised as of April 30, 2004	10,659,248	495,050	10,161,403
Discount in relation to the reference price	5%	5%	0%
Exercise price in €	€79.75	€80.94	€83.81

Date of Board Grants Date of Authorization at Annual General Meeting of Shareholders	06.03.2002 24.05.2000	12.11.2002 14.05.2002	02.12.2003 14.05.2002
Number of options initially allocated	1,000,000	10,030,908	10,232,797
Number of beneficiaries	2	8,699	8,698
Number of shares to be subscribed by
- Directors and executive officers	1,000,000	850,800	850,800
- Number of directors and executive officers	2	8	8
Vesting date(1)	07.03.2005	13.11.2005	03.12.2006
Expiration date	06.03.2012	12.11.2012	02.12.2013
Total number of options exercised as of April 30, 2004	0	1,372	0
Total number of options remaining to be exercised as of April 30, 2004	1,000,000	9,458,481	10,232,797
Discount in relation to the reference price	0%	0%	0%
Exercise price in €	€81.97	€60.27	€47.52

(1)
Except under certain exercise conditions.

  Other Option Plans

  In addition to the Option Plans described above, the option plans to purchase shares of Rhône-Poulenc Rorer Inc., issued by that company, were repurchased or exchanged by that company in exchange for options to purchase shares in Rhône-Poulenc S.A. (which became Aventis) in October 1997, during the repurchase by the Group of the minority interests of Rhône-Poulenc Rorer Inc. As of April 30, 2004, 1,051,767 of these options, all of which may be exercised, have not been exercised. Their weighted exercise price is US$25.81, with a weighted average remaining contractual life of 24 months. The last exercise date is in 2007.

  Furthermore, due to the formation of Aventis, participants in the 1998 Hoechst Group stock option plan were offered to receive an immediate cash-out, to exercise their options or to have their options converted into options to purchase Aventis shares. The beneficiaries of the 1999

  Hoechst Group stock option plan had their options converted into options to purchase Aventis shares. As of April 30, 2004, 1,475,805 of these options, all of which may be exercised, have not been exercised. Their exercise price is 48.43 euros and they will expire in September 2009.

  As of April 30, 2004, there were a total of 55,740,094 options to subscribe or purchase Aventis shares pursuant to the effective stock subscription or purchase plan, 7,893,980 of which were held by members of the Supervisory Board or Management Board, and of which 24,887,413 were exercisable.

  The exercise of all 53,212,522 options to subscribe Aventis shares existing as of April 30, 2004, would result in the issuance 53,212,522 shares.

  In the context of the agreement between Sanofi-Synthélabo and Aventis dated April 25, 2004, Sanofi-Synthélabo agreed to set up a liquidity mechanism in order to enable the holders of Aventis stock subscription or purchase options not to be affected by the Offers and to benefit from their terms.

  Schedule 1 to the agreement relating to the liquidity mechanism has been modified as of May 19, 2004.(1)

(1)
In the French version of the document, reference is made to a translation of Schedule 1.

  "The liquidity mechanism described below shall be offered by Sanofi-Synthélabo in the form of a joint letter with Aventis to be dispatched by mail within 30 days of the publication of the results of the French Offer. This offer of liquidity mechanism will remain open for acceptance until 31 March 2005.

  The objective of this liquidity mechanism is to enable the Aventis, RPR or Hoechst stock option holders not to be affected by the Offers and to benefit from its terms once the stock options will be exercised without undue cost to the holders, Sanofi-Synthélabo and Aventis, RPR or Hoechst.

  For the avoidance of doubt, if (i) any particular situation would not be properly covered by the following liquidity mechanism or (ii) the enforcement of any provision of this mechanism turns out to be impossible or significantly detrimental to the stock-option holders, to Aventis or to Sanofi-Synthélabo with regard to securities or company or tax laws, a specific alternative solution will be fairly determined between Aventis and Sanofi-Synthélabo.

  Sanofi-Synthélabo will offer all Aventis, RPR or Hoechst Stock Option holders a liquidity agreement, the main terms and conditions of which will be the following (such terms and conditions to be detailed in good faith in the liquidity agreement):

  •
  Undertaking by Sanofi-Synthélabo to exchange the Aventis shares purchased or subscribed for pursuant to the exercise of Stock Options, whether before or after the close of the Offer, under the following terms:

  (i)
  the exchange of shares shall take place only in the case where (x) the Aventis shares are no longer listed on the Euronext Paris or Frankfurt or New York Stock Exchange, (y) Sanofi-Synthélabo owns more than 90% of Aventis outstanding ordinary shares or (z) the average daily volume of Aventis shares traded on Euronext Paris during any twenty trading day period is less than 1,000,000 shares;

  (ii)
  the exchange of shares shall take place (a) at the holder's request, at any time during the "Liquidity Period". The Liquidity Period shall be the period during which the holder is entitled to exercise his Options under the terms of the relevant options scheme, but starting, as the case may be, at the end of the period when the exercise of the liquidity agreement will not create any negative tax or social charges for a company of the Sanofi-Synthélabo group (the "Restricted Period"), plus any additional waiting period required by law to get the full tax benefit(2) (such Liquidity Period being adjusted, for Option Shares funded from employees saving plans (PEE), as corresponding to a period of six month following the expiry of the specific tax and social security holding period applicable to PEE) or (b) at the latest, by the expiry of the Liquidity Period;

(2)
For French option holders, this refers to a waiting period for options granted since April 27, 2000 of 2 years following the latest of (i) the expiry of the holding period of 4 years following the grant of the options and (ii) the exercise date of the option.

  (iii)
  the exchange ratio of Aventis shares to Sanofi-Synthélabo shares will be 1.1739 Sanofi-Synthélabo shares for each Aventis share, subject to adjustment in case of any event affecting the share capital or net equity of Aventis (to the extent this adjustment is already provided for in the existing Aventis/RPR/Hoechst Stock Option plans, it being understood that Sanofi-Synthélabo will consider appropriate adjustments not provided for in the existing Aventis/RPR/Hoechst Stock Option Plans, and that such adjustments will not be less favourable than the adjustments provided for in the Sanofi-Synthélabo Stock Option Plans) or Sanofi-Synthélabo following the close of the Offer such as (but not limited to) those transactions defined by article L. 225-181 of the French Commercial Code, or a split or a distribution of assets or of an extraordinary dividend to the shareholders of Aventis or Sanofi-Synthélabo, in each case so that the economic balance of the liquidity agreement be maintained for the holders; any difficulty in applying the adjustment will be resolved by an independent expert;

  (iv)
  for the avoidance of doubt, the beneficiaries of the liquidity agreement shall agree not to exercise their stock options during the Restricted Period.

•
Undertaking to pay fractions (rompus) of Option Shares on the same basis;

•
Undertaking to pay the equivalent of the Option Shares in cash as determined in accordance with the above principles (for an amount equal to the market price of the Sanofi-Synthélabo shares that would have been exchanged) on the same basis where the applicable regulations of the residence of the relevant Stock Option holders prohibits the delivery of Sanofi-Synthélabo shares against Aventis shares, except where such payment would be legally prohibited or would create material adverse tax or social charges for companies of the Sanofi-Synthélabo group;

•
In case of a merger of Aventis into Sanofi-Synthélabo or a company of Sanofi-Synthélabo's group, assumption by the absorbing company of Aventis' obligations in relation with the Options (or, as the case may be, amendment of RPR and Hoechst purchase Options plans) in such a way that the options granted by the absorbing company (or, as the case may be, by RPR or Hoechst) allow the Stock Option holders to acquire or subscribe for shares of the latter based on the merger exchange ratio.

    In addition, the rights of the holders of Stock Options or Option Shares under the liquidity agreement will be preserved notwithstanding the merger with a company of the Sanofi-Synthélabo group, in such a way that the number of Sanofi-Synthélabo shares they will receive in exchange for their shares in the absorbing company remains equal to the number of Sanofi-Synthélabo shares they would have received if the merger had not taken place.

  •
  In the particular case of a merger of Aventis into Sanofi-Synthélabo, if the merger exchange ratio is less favorable than the ratio of the subsidiary exchange branch of the Offer, the deficiency will be compensated by an allocation of new stock options or alternatively, if such grant of options would create material adverse legal or tax consequences, Sanofi-Synthélabo shares;

  •
  The Stock Option holders expressly consent to their Option Shares funded from employee savings plans (PEE) being excluded, subject to the AMF's approval, from the scope of a public buyout offer (OPR) followed by a compulsory squeeze out (RO) on Aventis, for those Option Shares still under the tax and social security holding period applicable to PEE at the time of the OPR-RO if applicable laws or regulations do not permit a tax neutral roll-over under the RO."

3.1.5. Warrants for Aventis Shares

  In connection with two capital increases reserved for employees of the Aventis group (the "Group") participating in the group employees' savings plan, which took place in September 2002 ("Horizon 2002 Plan"; the prospectus of which was granted visa No. 02-686 by the Commission des opérations de bourse on June 6, 2002) and in December 2003 ("Horizon 2003 Plan"; the prospectus of which was granted visa No. 03-704 by the Commission des opérations de bourse on July 24, 2003), Aventis issued shares with warrants for the benefit of certain German employees of the Group. The shares with warrants were subscribed for the benefit of these employees by the FCPE "Aventis Deutschland 2002" and "Aventis Deutschland 2003". Following the issuance of these shares with warrants, the German employees of the Group held, as of April 30, 2004:

  •
  through the FCPE "Aventis Deutschland 2002", 93,491 warrants for Aventis shares, with each of these warrants enabling its holder to subscribe one share of Aventis stock for €75.70 upon the termination of the FCPE (April 1, 2007), or upon the occurrence of an earlier triggering event (a public offer not being such a triggering event), on the business day following the valuation of the FCPE's net assets.

  •
  through the FCPE "Aventis Deutschland 2003", 166,568 warrants for Aventis shares, with each of these warrants enabling its holder to subscribe one share of Aventis stock for €45.64 upon the termination of the FCPE (April 1, 2008), or upon the occurrence of an earlier triggering event (a public offer not being such a triggering event), on the business day following the valuation of the FCPE's net assets.

3.2. Recent Developments

3.2.1. First-Quarter results for 2004 (reminder of press release dated April 29, 2004)

  All figures refer to 2004 Group vs 2003 core unless otherwise stated

  Aventis Q1 results confirm strong start to 2004

  •
  Sales rise 6.4% on a constant exchange rate basis (or "activity growth") to €3.946 billion (reported sales declined by 0.6%)

  •
  Total revenues, including co-promotion income, rise 7.1% on activity growth to €4.025 billion (reported revenues declined by 0.1%)

  •
  Strategic brands and human vaccines sales rise 21.1% on an activity basis (reported growth 12.3%)

  •
  U.S. sales increase 8.7% on an activity basis to €1.355 billion, representing 34.3% of sales

  •
  Net income up 14.6% to €556 million

  •
  Earnings per share up 16.5% to €0.71 from last year's Core EPS of €0.61

  Aventis delivers on submissions and approvals program in Q1

  •
  FDA approves antibiotic Ketek in U.S. and rapid acting insulin analog Apidra

  •
  FDA Advisory Committee recommends approval of Sculptra

  •
  Inhalable insulin Exubera submitted for EU regulatory approval

  •
  Taxotere submitted for U.S. and EU approval for the treatment of early-stage breast and hormone refractory prostate cancer

•
Lantus OptiClik pen submitted for approval in U.S. and EU

  Aventis and Sanofi-Synthélabo agree to create Sanofi-Aventis

  Strasbourg, France, April 29, 2004

  "Our first-quarter results are in line with our full-year targets and guidance. In 2004, supported by the launch of several new key products, Aventis should generate sales growth of six to seven percent with earnings per share growing in the mid-teens," Igor Landau, Chairman of the Management Board, said.

  "Regarding the future creation of Sanofi-Aventis, we are pleased to have reached an agreement with Sanofi that recognizes the value of Aventis, our growth potential, and the talent and expertise of our employees. Having a balanced representation in the future management of Sanofi-Aventis, this agreement provides the necessary conditions for the success and development of the new group," Landau added.

  CONSOLIDATED GROUP RESULTS

  Aventis consolidated group sales were €3.9 billion in the first quarter of 2004 compared to €4.2 billion in the 2003 first quarter. The 2003 sales figure includes the consolidated sales from the therapeutic proteins business Aventis Behring, which was completely divested on March 31, 2004, and is being treated as a discontinued operation in the 2004 results (and therefore excluded from consolidated sales). Group net income was €556 million in the 2004 first quarter compared to €202 million in the year-ago period, while consolidated earnings per share (EPS) were €0.71 compared to €0.25.

  AVENTIS DELIVERS ON SUBMISSIONS AND APPROVALS PROGRAM

  Aventis achieved a key approval in the U.S. in the first quarter for antibiotic Ketek, already in use in major European, Latin American and Asian markets, and with an estimated peak global sales potential of more than €1.5 billion.

  Aventis advanced its regulatory submissions program in the first quarter, submitting the blockbuster oncology agent Taxotere for U.S. and EU approval in March for the treatment of early stage breast cancer as well as for hormone refractory prostate cancer earlier this year. A submission for gastric cancer is planned for the second half of 2004.

  In addition, Aventis, with partner Pfizer Inc., submitted the inhalable insulin Exubera for EU regulatory approval. The companies are working with the U.S. Food and Drug Administration (FDA) to determine the appropriate timing for submission for U.S. approval. Also in the first quarter, Aventis submitted its new OptiClik™ reusable pen for administering Lantus for regulatory approval in the U.S. and EU. The cartridge for the pen has also been submitted to the regulatory authorities in Japan.

  In March, an FDA Advisory Committee voted to recommend, with conditions, the approval of Sculptra, an injectable poly-L-lactic acid product, to correct lipoatrophy in people with human immunodeficiency virus (HIV).

  In April, the FDA approved rapid-acting insulin analog Apidra, which will complement an expanding diabetes portfolio, and Nasacort HFA Nasal Aerosol, to treat nasal symptoms associated with seasonal and perennial allergic rhinitis.

  AVENTIS SIMPLIFIES REPORTING STRUCTURE

  Starting January 1, 2004, the consolidated financial statements are reported at the level of Aventis Group, eliminating the split between core and non-core business activities. For 2004, Aventis as a Group represents the on-going core business activities in prescription drugs, human vaccines, the Merial animal health equity joint venture and corporate activities. It also includes the remaining non-core businesses whose sales are not consolidated (equity stakes in the chemical companies Wacker and DyStar as well as an investment in Rhodia). Any contribution of Aventis Behring to 2004 is treated as discontinued operations. Following the completion of the divestment Aventis Behring on March 31, 2004, the remaining non-core activities are considered to be less material. As a result the performance of Aventis presented as a Group in 2004 is compared with the 2003 Aventis core business results.

  BUSINESS OVERVIEW—2004 GROUP VS 2003 CORE BUSINESS

  Aventis consolidated Group sales were €3.946 billion in the first quarter of 2004 compared to €3.970 billion of sales for the core business in the year-earlier quarter. Group net income increased by 14.6% to €556 million in the first quarter from €485 million in core net income a year earlier. Consolidated earnings per share (EPS) in the first quarter of this year were €0.71 compared to core EPS of €0.61, an increase of 16.5% from the comparable period.

Q1 Group 2004	Q1 Core 2003	Total Variance(3)	AVENTIS KEY FIGURES(1) (in € million, except EPS)
€3,946	€3,970	-0.6%	Sales
		+6.4%	Activity variance(2)
€556	€485	+14.6%	Net income
€0.71	€0.61	+16.5%	EPS (in €)

(1)
Unaudited
(2)
Excluding currency translation effects
(3)
Percentages are calculated before rounding the data

  Note: Unless otherwise stated, all references below to sales activity growth are on a constant exchange rate basis.

  Sales activity rose 6.4% to €3.946 billion in the first quarter of 2004, while reported sales fell 0.6% due mainly to the negative impact of the value of the euro against other currencies.

  Sales of strategic products, which comprise strategic brands(3) and human vaccines, amounted to €2.308 billion in the first quarter of 2004, an activity increase of 21.1% from a year earlier, and accounted for 58.5% of total Group sales. Strategic brand sales activity rose 22.6% to €1.942 billion in the first quarter, while human vaccines sales activity increased 13.8% to €366 million.

(3)
The Aventis strategic brands are Actonel, Lovenox/Clexane, Ketek, Lantus, Taxotere, Amaryl, Arava, Campto, Copaxone, Insuman, Nasacort, Targocid, Tavanic and Delix/Tritace. As of January 1, 2004, Allegra has been reclassified as no longer being a strategic brand and its sales will be reported independently.

  Sales activity of the seasonal allergy drug Allegra declined 11.9% worldwide to €325 million, while U.S. sales activity fell 12.0% to €241 million. The performance of Allegra in the U.S. has been affected primarily by competing over-the-counter (OTC) branded and private-label products as well as changes in reimbursement for prescription antihistamines by managed care organizations.

  Sales activity of other prescription drugs, which generally do not receive marketing and promotional support, fell 10.3% in the first quarter, due mainly to the ongoing negative impact of healthcare cost-containment measures in many European countries. On a like-to-like basis, excluding divested products, sales activity for this group of products declined 7.8%.

  Bulk and toll manufacturing, which includes the production of active pharmaceutical ingredients for third parties, reported a sales activity decrease of 6.4% to €133 million in the first quarter.

Q1 2004 Group sales (in € million)	Q1 2003 Core sales (in € million)	Activity variance(1)		% share Group sales 2004	% share Core sales 2003
€2,308	€2,055	+21.1%	Strategic brands and human vaccines	58.5%	51.8%
€325	€418	-11.9%	Allegra/Telfast	8.2%	10.5%
€133	€148	-6.4%	Bulk and toll manufacturing	3.4%	3.7%
€1,165	€1,350	-10.3%	Other prescription drugs	29.5%	34.1%

(1)
At constant exchange rates

  In the United States, sales activity rose 8.7% to €1.355 billion in the 2004 first quarter due to strong sales growth of the long-acting insulin Lantus and the anti-thrombotic Lovenox/Clexane, which helped to offset lower sales of Allegra.

  In Europe, sales activity rose 2.1% as the ongoing expansion of strategic brands (up 15.7% on an activity basis) was largely offset by the sustained impact of governmental cost-containment efforts to curb healthcare spending.

  France reported record sales of oncology products, particularly the chemotherapy agent Taxotere, as well as continued strong sales of Lantus following its launch in this market in 2003.

  In Germany, oncology and thrombosis products also performed well, helping to offset lower sales of the cardiovascular drug Delix/Tritace following the start of generic competition in late 2003. Strategic brands accounted for 56.2% of total sales in Europe compared to 49.6% in the year-ago period.

  In Japan, first-quarter sales activity advanced 3.3% to €205 million, due mainly to the excellent launch of the antibiotic Ketek in December 2003 and the continued success of Actonel in gaining market share. However, Allegra reported a decline in first-quarter sales after the country experienced one of its weakest allergy seasons within the last decade.

SELECTED SALES OF AVENTIS STRATEGIC BRANDS AND HUMAN RESOURCES(1)

(in € million)

Q1 2004	Q1 2003	Activity variance(2)

440	389	25.3%	Lovenox/Clexane global sales
261	242	25.7%	U.S. sales

334	324	12.2%	Taxotere global sales
152	178	-0.5%	U.S. sales

224	241	-6.5%	Delix/Tritace global sales
			(Not sold by Aventis in the U.S.)

168	89	108.9%	Lantus global sales
106	70	76.0%	U.S. sales

46	26	80.4%	Ketek global sales
			(Not sold by Aventis in the U.S.)

219	160	59.9%	Actonel total Alliance sales(3)
62	33	89.6%	(Actonel sales consolidated by Aventis)(4)

366	350	13.8%	Human vaccines sales consolidated by Aventis(5)
188	203	7.5%	U.S. sales

(1)
Unaudited
(2)
Excluding currency translation effects
(3)
Cooperation with Procter & Gamble
(4)
Actonel sales as consolidated by Aventis, including sales in Japan
(5)
Vaccines sales in Europe through the Aventis Pasteur MSD joint venture are not consolidated by Aventis

Lovenox/Clexane (enoxaparin sodium): The anti-thrombotic agent recorded a global sales activity increase of 25.3% in the first quarter, while U.S. sales activity rose 25.7% due to increasing penetration in key geographic markets against unfractionated heparin, the main competitor, in the treatment of medical patients at risk for deep vein thrombosis (DVT) as well as in patients with acute coronary syndrome. U.S. growth has been driven by the doubling of the U.S. sales force in 2003 to nearly 700 sales representatives and increased marketing efforts to increase awareness about DVT.

Aventis has received the first official response from the U.S. Patent and Trademark Office (USPTO) regarding Aventis' application for the reissuance of U.S. Patent 5,389,618 (the 618 patent) covering Lovenox. The agency's response, which is neither final nor unexpected, was a routine "office action" advising Aventis of the initial rejection of the application and indicating why it was not approved. An initial rejection is not unusual in reissuance proceedings, which may include a number of rejections and responses before an application is ultimately approved or denied. Aventis intends to respond to the USPTO's comments in due course, and expects the reissuance proceeding to continue. Aventis remains committed to moving the reissuance process forward and continues to believe that, if the application is ultimately approved, the 618 patent could be reissued in an amended version prior to year-end 2004.

Taxotere (docetaxel): Global sales activity of the chemotherapy agent rose 12.2% in the first quarter of 2004 from a year earlier. U.S. sales remained robust, in spite of temporary challenges related to the less than favorable U.S. Medicare Reimbursement policy currently in place. Compelling clinical data in breast cancer that was presented in late 2003 helped to fuel Taxotere sales in Europe. Aventis expects the sales growth of Taxotere accelerate due to the two recent regulatory submissions in the U.S. and EU for adjuvant breast cancer and hormone refractory prostate cancer. A third submission for Taxotere in gastric cancer is expected to be submitted in the second half of the year.

Delix/Tritace (ramipril): The cardiovascular drug recorded a sales activity decline of 6.5% in the first quarter, due mainly to the introduction of generic versions of the drug in Germany and the United Kingdom. However, other European markets and Canada showed strong growth rates, reflecting the benefits of the ACE inhibitor in treating patients with hypertension and/or diabetes seeking to reduce the risk of cardiovascular events.

Lantus (insulin glargine): Sales activity of the 24-hour insulin analog remained strong, rising 108.9% worldwide in the first quarter of 2004 and advancing 76% in the U.S., where the product remains the leading branded insulin in terms of total prescriptions. Lantus is the largest brand in the total insulin market (value) in France. In Germany, Lantus currently holds a 50% market share in the basal (long-acting) insulin market.

Ketek (telithromycin): Worldwide sales of the antibiotic, which specifically targets upper respiratory tract infections, rose 80.4% due to its launch in several new markets during 2003 and its use in more than seven million patients to date. Ketek received FDA approval in April, and Aventis is preparing to launch it in the U.S. in time for the start of the fall 2004 respiratory tract infection season.

Actonel (risedronate): Worldwide sales of the osteoporosis treatment marketed through the Alliance for Better Bone Health with Procter & Gamble totaled €219 million, a sales activity increase of 59.9% over the 2003 first quarter. Sales consolidated by Aventis were €62 million, an activity increase of 89.6%. Aventis reported co-promotion income related to Actonel of €75.3 million in the first quarter compared to €55.9 million in the prior year, an activity increase of 53.2%.

The vaccines business, Aventis Pasteur, generated sales of €366 million, an increase of 13.8% over the first quarter of 2003 on an activity basis. This growth was derived from strong sales of pediatric vaccines, which rose 20%, and adult booster vaccines, which advanced 60%, due to higher demand from the public sector, especially in the U.S. and Canada. Sales in the international zone were strong, growing 10% over the same period in 2003 due to higher sales of polio and influenza vaccines. In Europe, sales by the joint venture Aventis Pasteur MSD, which are not consolidated by Aventis, reached €122 million, an increase of 9% due to the launches of new adult booster vaccines in the UK and France.

In March, the American Academy of Pediatrics expanded its influenza immunization recommendations to include healthy children between the ages of six and 24 months. This is already having an impact on U.S. influenza vaccine sales for the 2004 flu season.

FIRST-QUARTER PROFITABILITY ANALYSIS:

2004 GROUP VS. 2003 CORE BUSINESS

Total revenues (which includes co-promotion income from Actonel and other prescription drugs) rose 7.1% on activity growth to €4.025 billlion.

Net sales totaled €3.946 billion compared to €3.970 billion (up 6.4% on an activity basis).

Gross margin as a percentage of total revenues decreased to 73.7% in the first quarter of 2004 from 74.5% in the first quarter of 2003, due mainly to the negative currency translation impact. On a constant exchange rate basis, gross margin was at substantially the same level as the prior year.

Selling, general and administrative expenses and other operating income (expenses) were €1.312 billion in the first quarter (32.6% of total revenues) compared to €1.304 billion (32.4% of total revenues) a year earlier. Excluding currency translation effects, SG&A and other operating income (expenses)

increased 7.0%. Most of the increase came from higher selling and distribution expenses, especially in the U.S. due to intensive promotional investments in Lovenox and Lantus as well as higher costs related to a sales force information systems project aimed at improving effectiveness.

Research and development spending totaled €594 million (14.8% of total revenues) compared to €702 million in the first quarter of 2003 (17.4% of total revenues). Excluding currency translation effects, R&D expenses were down 9.6% compared to the first quarter of 2003. This decrease was mainly due to the completion of major studies on Allegra and Ketek in 2003 and for which a significant amount was expensed in the first quarter of 2003. In addition, spending on Exubera and Apidra in the first quarter of 2003 was partly offset by higher development costs related to VEGF Trap (developed in cooperation with Regeneron Pharmaceuticals, Inc.), Lantus and Lovenox in the first quarter of 2004.

Restructuring expenses amounted to €53 million in the first quarter of 2004 compared to €19 million in the year-ago period. This increase reflects the costs related to the productivity enhancement initiatives launched in 2003 and 2004 in the prescription drugs business, which relates to the reorganization of research and development activities, the continued rationalization of industrial sites and the enhancement of operational effectiveness in commercial operations.

Equity in earnings of affiliated companies amounted to €41 million in the first quarter of 2004 compared with €39 million in the first quarter of 2003, an increase of 7.9% excluding currency translation effects.

EBITA (operating income and equity in earnings of affiliated companies before goodwill amortization) was €1.048 billion in the first quarter of 2004, versus €1.014 billion in the year earlier period. At constant exchange rates, EBITA rose by 15.3%. As a percentage of total revenues, the EBITA margin rose 0.8 percentage points to 26.0% from 25.2% in the year-ago period.

Miscellaneous non-operating income and expenses—net amounted to a loss of €38 million in the first quarter of 2004 compared to a loss of €77 million in the year-ago period. The first quarter 2004 amount includes marked-to-market adjustments for an investment in Rhodia.

Income (loss) from discontinued operations (net of income taxes) amounted to a loss of €4 million and relates to the therapeutic proteins business Aventis Behring, which has been accounted for as a discontinued operation in the first quarter of 2004 following the completion of its divestiture to CSL Limited on March 31, 2004.

Net income rose 14.6% to €556 million in the first quarter from €485 million in the year-earlier quarter, while earnings per share (EPS) rose 16.5% to €0.71 from €0.61 in the first quarter of 2003. Costs incurred in relation to the tender offer initiated by Sanofi-Synthélabo impacted EPS negatively by €0.04. Excluding this impact, the EPS growth would have been 23.5%. Before goodwill amortization, EPS rose 11.7% to €0.86 from €0.77 in the year-ago period.

Aventis generated free cash flow of €673 million in the first quarter of 2004 compared to €87 million in the year-ago period. Free cash flow benefited from a reduced demand for industrial working capital, which was €253 million compared to €471 million in the first quarter in 2003, and fewer non-recurring cash- inflows. The free cash flow included one-time payments related to the non-core business (€111 million) and the negative free cash flow provided by Aventis Behring (€67 million).

Aventis net debt at the end of March 2004 was €2.935 billion, reflecting a decrease of €1.025 billion compared to the end of 2003. The main cash transactions that led to the reduction were the strong free cash flow, proceeds received from the divestment of Aventis Behring, which amounted to €440 million and the divestiture of Azmacort for €160 million. The decrease in net debt includes a payment of €327 million to Bayer related to the adjustment of the original purchase price for Aventis CropScience, which was divested in June 2002.

AVENTIS AND SANOFI TO CREATE LEADING PHARMA GROUP

On April 25, 2004, Aventis and Sanofi-Synthélabo agreed on the terms and conditions of a substantially improved offer, including a balanced governance structure for the new group, to be called Sanofi-Aventis. After reviewing this new offer, the Management Board and the Supervisory Board decided to recommend it to Aventis shareholders. This decision will pave the way for the creation of Europe's number one and the world's number three pharmaceuticals group by sales.

Under the revised offer terms, Sanofi-Synthélabo has offered 0.8333 of a newly issued Sanofi-Synthélabo ordinary share and cash compensation of €20 for each Aventis ordinary share tendered (2003 dividend attached), and 1.6667 newly issued Sanofi-Synthélabo ADSs and a cash compensation of €20 for each Aventis ADS. In the aggregate, the offer consideration consists of 71% Sanofi-Synthélabo shares and 29% cash and would value one Aventis share at €68.93 based on the unaffected share price of Sanofi-Synthélabo (one month-average) prior to the launch of their initial offer on January 26, 2004, which valued Aventis with €60.43 per share. The improved offer values Aventis in total at €55.3 billion compared to €48.5 billion for the initial offer, with the entire price increase being offered in cash.

DIVIDEND RECORD AND PAYMENT DATES TO BE RESCHEDULED

As announced on April 26, Aventis has decided to postpone the Annual General Meeting of Shareholders previously scheduled for May 19. No new date for this meeting has been scheduled. As a result, the proposed record and payment dates for the 2003 dividend are no longer valid and will be rescheduled in accordance with the new date for the AGM. A public announcement will be made once a new date has been chosen for the AGM.

OUTLOOK

Aventis expects to generate sales activity growth of six to seven percent in 2004, with earnings per share growth in the mid-teens before defense costs.

Definition of Basic Earnings Per Share (EPS) before goodwill amortization:

Basic EPS before goodwill amortization is an unaudited non-GAAP financial measure that we define as our consolidated net income excluding goodwill amortization divided by the unaudited number of our shares outstanding (at year end). We have included basic EPS before goodwill amortization in addition to the corresponding GAAP measure EPS which includes non-cash charges for goodwill amortization, because we consider this non-GAAP measurement to more closely reflect the underlying business performance of our operations.

Definition of EBITA:

EBITA is an unaudited non-GAAP financial measure that we define as operating income and equity in earnings of affiliated companies before goodwill amortization. We have included EBITA in addition to the corresponding GAAP measure operating income, which includes non-cash charges for goodwill amortization because we consider this non-GAAP measurement to more closely reflect the underlying business performance of our operations. Additionally, we use this measure to assess our financial performance.

Definition of Free Cash Flow:

Free Cash Flow is defined as Cash from operational activities net of capital expenditures.

Aventis(1)
All Consolidated Businesses (French GAAP)
Consolidated Income Statement Q1 2004

in million €	Q1 / 2004	Q1 / 2003

Net sales	3,946	4,195
Co-promotion income	80	59

Total Revenues	4,025	4,254
Production costs and expenses	(1,060)	(1,190)

Gross margin (as % of Total Revenues)	73.7%	72.0%
SG&A and other operating Inc./Exp.	(1,312)	(1,362)
Research and development	(594)	(720)
Restructuring expenses	(53)	(19)
Goodwill amortization	(114)	(124)
Operating income (loss)	893	839
Equity in earnings of affiliated companies	41	(75)
Interest (expense) income—net	(38)	(37)
Miscellaneous non-operating income and expenses—net	(38)	(270)

Income (loss) from continuing operations before taxes and minority interests	858	457
Provision for income taxes	(279)	(228)
Minority interests in net income of consolidated subsidiaries	(10)	(10)
Preferred remuneration	(9)	(18)

Net Income (loss) from continuing operations	560	202
Income (loss) from discontinued operations, net of income taxes	(4)

Net Income (loss)	556	202
Average number of shares outstanding	779,126,769	792,009,198

Basic earning (loss) per share in €	0.71	0.25

Basic earnings (loss) before goodwill amortization per share in €	0.86	0.41

EBITA(2)	1,048	888

EBITA (as % of Total Revenues)	26.0%	20.9%

(1)
Unaudited
(2)
= Operating income (loss) before goodwill amortization + equity in earnings of affiliated companies
Percentages are calculated before rounding the data in million euros

Strategic Activities

2004

Starting January 1, 2004, the consolidated financial statements are reported at the level of Aventis Group, eliminating the split between core and non-core business activities.

The divestment of Aventis Behring (reported as a non-core activity in 2003 and as discontinued operations for the first quarter of 2004) was finalized on March 31, 2004. As a result, the remaining non-core activities are considered to be less material.

For 2004, Aventis as a Group represents the on-going core business activities in prescription drugs, human vaccines, the Merial animal health equity joint venture and corporate activities. It also includes the remaining non-core businesses whose sales are not consolidated (equity investment in the chemical companies Wacker and DyStar, investment in Rhodia) and whose contribution to net income will be less material.

As a result, we will measure the performance of Aventis as a Group in 2004 vs. the 2003 Aventis core business results.

Reminder on 2003

The core business comprised activities that the Group considered to be strategic and intended to retain. It included prescription drugs, human vaccines, our 50% equity interest in Merial (animal health joint venture with Merck & Co. that is accounted for under the equity method) and some corporate activities (mainly insurance entities).

The non-core activities included businesses that the Group divested in the period or intended to divest in the foreseeable future. These activities were Aventis Behring and our equity investments in Wacker and DyStar as well as our investment in Rhodia.

Aventis(1) (French GAAP)
Selected Financial Data Related to Consolidated Income Statement Q1 2004
Aventis Group 2004 compared to Aventis Core 2003

in million €	Group Q1 / 2004	Core Q1 / 2003	Total Variance %	Activity Variance(2) %

Net sales	3,946	3,970	-0.6%	6.4%
Co-promotion income	80	59	34.2%

Total Revenues	4,025	4,029	-0.1%	7.1%
Production costs and expenses	(1,060)	(1,029)

Gross margin (as % of Total Revenues)	73.7%	74.5%
SG&A and other operating Inc./Exp.	(1,312)	(1,304)	0.6%
Research and development	(594)	(702)	-15.5%
Restructuring expenses	(53)	(19)
Goodwill amortization	(114)	(124)
Operating income (loss)	893	851	4.9%
Equity in earnings of affiliated companies	41	39	7.1%
Interest (expense) income—net	(38)	(22)
Miscellaneous non-operating income and expenses—net	(38)	(77)

Income (loss) from continuing operations before taxes and minority interests	858	791	8.5%
Provision for income taxes	(279)	(277)
Minority interests in net income of consolidated subsidiaries	(10)	(12)
Preferred remuneration	(9)	(18)

Net Income (loss) from continuing operations	560	485	15.5%
Income (loss) from discontinued operations, net of income taxes	(4)

Net Income (loss)	556	485	14.6%
Average number of shares outstanding	779,126,769	792,009,198

Basic earning (loss) per share in €	0.71	0.61	16.5%

Basic earnings (loss) before goodwill amortization per share in €	0.86	0.77	11.7%

EBITA(3)	1,048	1,014	3.3%

EBITA (as % of Total Revenues)	26.0%	25.2%

(1)
Unaudited
(2)
Excluding currency translation effects
(3)
= Operating profit before goodwill amortization + equity in earnings of affiliated companies

Percentages are calculated before rounding the data in million euros

Aventis(1)
All Consolidated Businesses
Consolidated Sales Q1 2004

in million €	Group Q1 / 2004	Core Q1 / 2003	Total Variance	Activity Variance	Conversion Variance	Structure Variance

Total Aventis	3,946	3,970	-0.6%	6.4%	-7.0%
of which:
Prescription drugs	3,565	3,625	-1.7%	5.1%	-6.8%
Human Vaccines	366	350	4.4%	13.8%	-9.3%

(1)
Unaudited
Percentages are calculated before rounding the data in million euros

Aventis(1)
All Consolidated Business
Sales by Country Q1 2004

in million €	Group Q1 / 2004	Core Q1 / 2003	Activity Variance(2)	Structure Variance

United States	1,355	1,451	8.7%
in % of total Net Sales	34.3%	36.5%
France	540	544	-0.8%
Germany	244	267	-8.6%
Japan	205	208	3.3%
Italy	174	166	5.4%
United Kingdom	116	105	11.5%
Spain	103	90	14.0%
Canada	101	89	15.9%
Mexico	64	76	-0.2%
Brazil	54	62	-13.7%

Subtotal	2,958	3,057	4.8%
in % of total Net Sales	75.0%	77.0%
Other countries	988	913	12.1%

Total Net Sales	3,946	3,970	6.4%

(1)
Unaudited
(2)
Excluding currency translation effects

Percentages are calculated before rounding the data in million euros

Aventis(1)
Prescription Drugs and Human Vaccines
Change in Sales Q1 2004 (excluding currency translation effects)

in million €	Q1 / 2004	Q1 / 2003	Activity Variance(2)

Prescription Drugs	3,565	3,620	5.1%
Strategic Brands	1,942	1,704	22.6%
Allegra/Telfast	325	418	-11.9%
Rest of Portfolio(3)	1,298	1,498	-9.9%

Thrombosis/Cardiology	832	829	5.2%
Lovenox/Clexane	440	389	25.3%
Delix/Tritace	224	241	-6.5%
Oncology	454	441	10.1%
Taxotere	334	324	12.2%
Campto(4)	74	66	13.2%
Respiratory & Allergy	465	556	-6.0%
Nasacort	72	60	36.7%
Arthritis/Osteoporosis	198	186	12.8%
Arava	61	63	7.8%
Actonel(5)	62	33	89.6%
Central Nervous System	377	363	10.3%
Copaxone(6)	161	142	26.8%
Anti-Infectives	344	345	1.4%
Targocid	51	49	5.4%
Tavanic(7)	64	59	8.2%
Ketek	46	26	80.4%
Metabolism/Diabetes	492	432	23.0%
Amaryl	146	123	28.0%
Insuman	39	40	-1.1%
Lantus	168	89	108.9%

Human Vaccines	366	350	13.8%
Pediatric combination vaccines(8)	142	137	4.1%
Polio vaccine(8)	63	65	-2.6%
Influenza vaccines(8)	37	33	10.2%
Traveler's endemic range excluding meningitis(8)	53	62	-14.1%
Meningitis vaccines(8)	17	25	-33.2%
Adult Boosters(8)	65	45	453%

(1)
Unaudited
(2)
Excluding currency translation effects
(3)
Rest of Portfolio includes pharmaceuticals products not detailed in the therapeutic areas below as well as sales of Bulk, Contract-manufacturing, Toll-manufacturing and eliminations
(4)
Licensed from Yakult Honsha (not sold by Aventis in the United States or Japan)
(5)
Actonel sales as recorded by Aventis including Japan sales
(6)
Marketed in Europe in cooperation with Teva Pharmaceuticals Industries
(7)
Licensed from Daiichi (not sold by Aventis in the United States or Japan)
(8)
Including 100% of these product sales recorded in Europe by Aventis Pasteur-MSD

Aventis(1)
Prescription Drugs Strategic Products
Change in sales Q1 2004 (U.S./Non U.S.)

United States in million €	Q1 / 2004	Q1 / 2003	Activity Variance(2)

Prescription drugs	1,167	1,247	8.9%
Strategic Brands	770	715	25.4%
Allegra/Telfast	241	318	-12.0%
Rest of Portofolio	157	214	-14.9%

Lovenox/Clexane	261	242	25.7%
Taxotere	152	178	-0.5%
Nasacort	57	44	49.7%
Arava	38	43	2.5%
Copaxone(4)	110	102	26.3%
Amaryl	45	35	49.8%
Lantus	106	70	76.0%

Human Vaccines	188	203	7.5%

Non U.S. in million €	Q1 / 2004	Q1 / 2003	Activity Variance(2)

Prescription drugs	2,397	2,373	3.1%
Strategic Brands	1,173	990	20.5%
Allegra/Telfast	84	100	-11.5%
Rest of Portofolio	1,140	1,283	-9.1%

Lovenox/Clexane	178	147	24.7%
Delix/Tritace	224	241	-6.5%
Taxotere	182	146	27.9%
Campto	74	66	13.2%
Nasacort	15	16	0.2%
Arava	23	20	19.3%
Actonel(3)	62	33	89.6%
Copaxone(4)	51	40	28.1%
Targocid	51	49	5.4%
Tavanic(5)	64	59	8.2%
Ketek	46	26	80.4%
Amaryl	102	88	19.4%
Insuman	39	40	-1.1%
Lantus	62	19	230.6%

Human Vaccines	178	147	22.5%

(1)
Unaudited
(2)
Excluding currency translation effects
(3)
Actonel sales as recorded by Aventis including Japan sales
(4)
Marketed in Europe in cooperation with Teva Pharmaceuticals Industries
(5)
Licensed from Daiichi (not sold by Aventis in the United States or Japan)

Aventis
Free Cash Flow(1)
(French GAAP)

in million €	Group Q1 / 2004

Net income (loss) (after income tax and before preferred remuneration)	565

Elimination of expenses and income without effect on cash	(12)
Depreciation and amortization of assets	305
Provisions for losses on operating assets	(2)
Change in other long-term provisions	(142)
Net capital (gains) from sales of assets	(157)
Equity in earnings of affiliated companies, net of dividends received	22
Unrealized exchange differences	8
Minority interests in net income of consolidated subsidiaries	10
Deferred tax	(56)
Change in industrial working capital	(253)
Increase/(decrease) in sales of receivables	(18)
(Increase)/decrease in accounts receivable before sales of receivables	(86)
(Increase)/decrease in inventories	(122)
Increase/(decrease) in accounts payable	(27)
Change in other operating assets and liabilities	609
Pension funding cash-outflow	(43)
Change in other remaining operating assets and liabilities	652

Net cash provided by operating activities	909
thereof from discontinued operations:	(61)
Purchase of property, plant, equipment(2)	(236)

Free Cash Flow	673
(1)
From an unaudited cash flow statement
(2)
Thereof € -6 million from discontinued operations

Aventis(1)
All Consolidated Businesses
Simplified Change in Net Debt(2)
(French GAAP)

in million €	Q1 / 2004

Net income (loss) before preferred remuneration	565
Depreciation and amortization of assets	305
Elimination of other expenses and benefits without effect on cash	(317)
Change in industrial working capital	(253)
Change in other operating assets and liabilities	609

Reduction (Increase) in Net debt resulting from operating activities	909
thereof from discontinued operations:	(61)
Purchase of property, plant and equipment	(236)
Other acquisitions	(71)
Proceeds from sales of assets	470
Change in loans	4

Reduction (Increase) in Net debt resulting from investing activities	167
thereof from discontinued operations:	(6)
Dividends paid by the Group	(2)
Preferred remuneration paid	(9)
Impact of shares and other securities issuance & buy-back	(46)
Conversion net financial indebtedness	2
Change in consolidation perimeter	4

Change in net debt	1,025
(1)
From an unaudited cash flow statement
(2)
The Net Debt position includes long-term debt and short-term borrowings reduced by the amount of marketable securities, cash and cash equivalents

Presentation of the Revenues in the Financial Statements

Starting with the 2003 Financial Statements, Aventis will reclassify the Co-promotion income in revenues instead of reporting them in the line SG&A and other operating Inc./Exp.

The tables below (already disclosed in Q4 2003) present the 2003 quarterly information with this new classification.

Aventis Core Businesses(1) (French GAAP)

in million €	Q1/2003	Q2/2003	Q3/2003	Q4/2003	YTD Q4/ 2003

Net sales	3,970	4,170	4,259	4,391	16,791
Co-promotion income	59	53	67	73	252

Total Revenues	4,029	4,223	4,326	4,464	17,043

Production costs and expenses	(1,029)	(1,072)	(1,129)	(1,180)	(4,410)
Gross Margin (as % of Total Revenues)	74.5%	74.6%	73.9%	73.6%	74.1%
SG&A and other operating Inc./Exp.	(1,304)	(1,339)	(1,286)	(1,231)	(5,160)
EBITA(2)	1,014	1,141	1,184	1,255	4,595
EBITA (as % of Total Revenues)	25.2%	27.0%	27.4%	28.1%	27.0%

Aventis(1) All Consolidated Businesses (French GAAP)

in million €	Q1/2003	Q2/2003	Q3/2003	Q4/2003	YTD Q4/ 2003

Net sales	4,195	4,427	4,508	4,686	17,815
Co-promotion income	59	53	67	73	252

Total Revenues	4,254	4,480	4,575	4,759	18,068

Production costs and expenses	(1,190)	(1,227)	(1,307)	(1,652)	(5,377)
Gross Margin (as % of Total Revenues)	72.0%	72.6%	71.4%	65.3%	70.2%
SG&A and other operating Inc./Exp.	(1,363)	(1,383)	(1,332)	(1,288)	(5,366)
EBITA(2)	888	1,164	1,212	780	4,044
EBITA (as % of Total Revenues)	20.9%	26.0%	26.5%	16.4%	22.4%
(1)
Unaudited
(2)
= Operating income (loss) before goodwill amortization + equity in earnings of affiliated companies

Aventis(1)
Prescription Drugs and Human Vaccines: new Product Structure
2003 Sales restated(2)
Quarter stand alone and Full year

in million €	Q1/2003	Q2/2003	Q3/2003	Q4/2003	YTD Q4/ 2003

Actonel	33	48	49	64	194
Ketek	26	13	15	62	115
Lantus	89	109	129	160	487
Lovenox / Clexane	389	411	410	450	1,659
Taxotere	324	343	355	341	1,362
Amaryl	123	158	153	162	596
Arava	63	62	61	69	255
Campto	66	67	65	66	264
Copaxone	142	150	155	170	617
Insuman	40	45	44	47	176
Nasacort	60	88	62	69	278
Targocid	49	55	51	52	207
Tavanic	59	52	47	59	216
Tritace / Delix	241	263	271	290	1,066

Prescription Drugs Strategic Brands	1,704	1,862	1,867	2,060	7,494

Human Vaccines	350	333	551	386	1 621

Total Strategic Brands	2,055	2,195	2,418	2,446	9,114
in % of Total Aventis Core Sales	51.8%	52.6%	56.8%	55.7%	54.3%

Allegra / Telfast	418	501	406	412	1,736

Rest of portfolio(3)	1,498	1,474	1,435	1,533	5,940

Total Aventis Core Sales	3,970	4,170	4,259	4,391	16,791
(1)
Unaudited
(2)
The 2003 Sales restated take into account the new product structure which applies starting January 1, 2004. In this new product structure, Allegra/Telfast is not considered as part of the Strategic Brands any more.
(3)
Rest of Portfolio includes pharmaceutical products not detailed above as well as sales of Bulk, Contract-manufacturing, Toll-manufacturing and eliminations

3.2.2.    Recent Events

  The major recent events regarding Aventis since the filing of its last document de référence, dated March 8, 2004, are the following:

  May 28, 2004: Hoechst signs an agreement for the sale of its shareholding in DeStar.

  A sales and purchase agreement for the sale of DyStar, the Frankfurt-based manufacturer of textile dyes, has been signed among the current owners BASF (30 percent share), Bayer (35 percent share) and Hoechst (35 percent share), a subsidiary of Aventis, and Platinum Equity, a global investment firm based in Los Angeles, California. According to this agreement, Platinum Equity will acquire 100 percent of the shares of DyStar. All parties have agreed not to disclose further financial details. The transaction is subject to approval by the relevant antitrust authorities.

  DyStar is the world's leading provider of dyes and services for the textile industry. The company was founded by Bayer and Hoechst in 1995 and extended to include BASF's textile dye activities in 2000. In 2003, DyStar posted sales of around €800 million, it is active in all key textile markets through its own subsidiaries and has approximately 3,900 employees worldwide.

  May 21, 2004: Aventis receives FDA approval for use of Taxotere as a treatment for hormone-refractory metastatic prostate cancer.

  May 18, 2004: Aventis receives priority review designation for the registrational application with the Food and Drug Administration (FDA) to support the use of Taxotere® in women with node positive early-stage breast cancer.

  The FDA will target an agency action on or prior to September 17, 2004.

  May 17, 2004: Aventis ends Peptor collaboration and returns the development rights for DiaPep277™.

  Aventis has terminated the collaborative agreement with Peptor (which has become DeveloGen pursuant to a merger into the latter) and returns the development rights for DiaPep277™ product for the prevention and treatment of the auto-immunity type diabetes of adults and of type 1diabetes.Aventis has determined the development project no longer meets its corporate business priority criteria for progression, and has decided to focus on other compounds in its diabetes pipeline.

  May 14, 2004: Aventis acknowledges the withdrawal of Genasense NDA in advanced melanoma by Genta, Inc.

  Genta has however advised Aventis that it will request a meeting with the FDA to identify next steps related to the further development of the product in melanoma.

  May 12, 2004: The annual general meeting of Aventis will be held in Strasbourg on June 11, 2004.

  The Management Board of Aventis, following its meeting on May 11, 2004, has scheduled the next Annual General Meeting for June 11, 2004 (on second convocation, in the likely event a quorum is not obtained on June 1, 2004). The AGM was formerly set for May 19. The postponement follows the agreement concluded with Sanofi-Synthélabo on April 25, 2004 related to the improved offer of Sanofi-Synthélabo for Aventis.

  The change of date alters the planned 2003 dividend schedule. As previously announced, a dividend of €0.82 per share will be proposed to Aventis shareholders for their approval. This represents a 17% increase compared to the previous year (€0.70). The total dividend, including a tax credit (avoir fiscal) of 50%, should amount to €1.23 for shareholders entitled thereto. The ex-dividend would be dated June 15 and the dividend payment would occur on July 15. The total dividend payment would be approximately €658 million.

  Under the terms of its improved offers, the consideration that Sanofi-Synthélabo is offering for each Aventis share tendered to it will be reduced in the amount of the net value of any Aventis dividend with an ex-dividend date falling before the settlement date of the offers. Aventis shareholders who tender their shares into the Sanofi-Synthélabo offer will be entitled to receive Sanofi-Synthélabo shares with full rights to Sanofi-Synthélabo's 2003 dividend.

  Moreover, the proposed share repurchase program of Aventis, as described in the "note d'information", visa AMF number 04-0286, remains unchanged and will be presented to shareholders for approval to repurchase shares over 18 months. (Translation of the French press release).

  May 4, 2004: An advisory committee of the U.S. Food and Drug Administration (FDA) issued a negative recommendation regarding the use of Genasense in combination with dacarbazine for the treatment of patients with metastatic melanoma.

  Genasense is jointly developed by Genta and Aventis. The Oncologic Drugs Advisory Committee (ODAC) considered that the phase III results did not provide substantial evidence of effectiveness, as measured by progression free survival, to outweigh the increased toxicity for the treatment of patients with metastatic melanoma who have not received prior chemotherapy.

  The FDA response to the priority review of the product is expected by June 8, 2004 and will take into account the recommendation.

  April 23, 2004: The AMF publishes a press release indicating that "it deems the issuance of BSA foreseen by Aventis not to be in compliance with the principles that regulate the due process of public offers." (Quote translated from French)

  April 21, 2004: Aventis communicates clarification to the AMF regarding the proposed resolution to issue warrants.

  "Aventis announced today that it has sent a clarification to the French financial markets regulator, the Autorité des marchés financiers (AMF), regarding the proposed draft resolution to issue warrants to protect Aventis shareholders from the potential loss of the Plavix patent in the event that Sanofi-Synthélabo succeeds with its unsolicited offer.

  On April 2, 2004, Aventis proposed draft resolutions to be presented to Aventis shareholders at the next Annual General Meeting, scheduled for May 19, 2004, including the draft resolution to issue warrants (Bons de Souscriptions d'Actions).

  The warrants aim to protect shareholders against the significant decline in value which would be caused by the potential loss of Sanofi's U.S. patents on Plavix.

  The AMF is currently examining the validity of the warrants in view of French take-over regulations.

  Aventis believes that the warrants are valid and that Aventis shareholders have the absolute right to decide whether they should be issued.

  Notwithstanding and in order to satisfy any potential concerns regarding the principle of free and fair competition in bid situations, Aventis has informed the AMF that the draft resolution would provide for the cancellation of the warrant issuance in the event that a competing offer to that of Sanofi is declared admissible by the AMF." (press release)

  April 20, 2004: Aventis files legal action in U.S. against Sanofi-Synthélabo.

  "Aventis announced today that it has filed legal action against Sanofi-Synthélabo's unsolicited tender in the United States District Court for the District of New Jersey.

  The complaint for declaratory and injunctive relief concerns the tender offer disclosure documents that Sanofi has published in the United States as part of its hostile bid to gain control of Aventis.

  The action states that Sanofi's public filings and public statements made in connection with its proposed tender offer contain significant omissions and misrepresentations.

  Aventis in lodging this complaint seeks to ensure that Aventis shareholders are provided with full and fair disclosure regarding the unsolicited tender offer and that Sanofi fully complies with the U.S. federal securities laws.

  In order to protect Aventis shareholders, the complaint seeks to enjoin Sanofi from soliciting the tender of Aventis securities until such time as the court determines that Sanofi's offer documentation fully complies with U.S. law.

  Aventis U.S. shareholders collectively own, either directly or through American Depository shares, nearly 190 million Aventis shares—about 25% of all outstanding Aventis shares." (press release)

  April 19, 2004: Aventis obtains the approval from the Food and Drug Adminstration (FDA) to commercialize Apidra (insuline glulisine) in the U.S., an insuline analogue for adult patients for the treatment of type 1 and 2 diabetes.

  Apidra is used in combination with Lantus. Apidra is a rapid-acting human insulin, which purports to control the peaks in blood glucose levels that happen immediately after eating.

  April 16, 2004: Aventis files with the U.S. Securities and Exchange Commission its Schedule 14D-9 regarding Sanofi-Synthélabo's offer.

  April 2, 2004: Aventis Supervisory Board unanimously invites Novartis to enter into negotiations about a potential combination.

  "At its meeting today, the Supervisory Board of Aventis reviewed the current status of the unsolicited offer from Sanofi-Synthélabo of January 26, 2004, and reiterated that this bid is not in the best interests of Aventis, its shareholders and its employees.

  During the meeting, the Management Board reported to the Supervisory Board on the discussions between Aventis and Novartis. After consideration of this report, the Supervisory Board unanimously mandated the Management Board to enter into negotiations with Novartis on the terms and conditions of a potential combination and to pursue discussions with the relevant authorities in France and Germany to address their specific issues. Of the 16 Supervisory Board members*, 15 were present or represented at the meeting including the representative of Kuwait Petroleum Corp.

  'We are inviting Novartis to enter negotiations because we believe that such a combination would offer significant advantages for Aventis shareholders and employees as it would create the leading European pharmaceutical company with an attractive portfolio, a strong product pipeline and outstanding R&D capabilities,' Jürgen Dormann and Jean-René Fourtou, Chairman and Vice Chairman of the Aventis Supervisory Board, said in a joint statement. 'We are aware of the views of the French and German governments and Aventis will do its best to address them.'

  The Supervisory Board also proposed resolutions to be presented to Aventis shareholders for their approval at the next Aventis General Meeting, which is scheduled for May 19, 2004, including a dividend for 2003 of €0.82 per share and the renewal of 10 Supervisory Board member mandates for three years. The dividend per share, including a tax credit (avoir fiscal) of 50%, should amount to €1.23 for eligible shareholders.

  Furthermore, a resolution will be proposed to amend the Articles of Association of the company to limit shareholders' voting rights to a maximum of 15%. Such a limitation, which has been adopted by several other listed companies in France, would prevent shareholders from obtaining control of the company with less than a 50% shareholding. This limitation would not apply if a shareholder obtained 50% or more of the voting rights following a public offer.

  The Supervisory Board has also considered how to protect Aventis shareholders against the significant decline in value which would be caused by the potential loss of the Plavix patent. A resolution to issue warrants (Bons de Souscriptions d'Actions) will be proposed to shareholders in order to prevent Sanofi-Synthélabo from shifting their Plavix patent risk to Aventis shareholders.

  Under the proposed terms, Aventis shareholders would receive one warrant for each Aventis share, each warrant conferring the right to subscribe to 0.28 new Aventis shares at their nominal value of €3.82 per share in the event that:

  •
  the hostile offer of Sanofi-Synthélabo were to succeed against the recommendation of the Supervisory Board of Aventis, and

  •
  a generic version of Plavix were launched in the U.S. before the end of 2007.

  If all warrants were to be exercised, the resulting new shares would represent about 22% of Aventis' increased share capital.

  While the issuance of such warrants, if approved by Aventis shareholders, would provide protection against the Plavix patent risk, the Aventis Supervisory Board continues to consider the Sanofi-Synthélabo offer inadequate." (press release)

  April 1, 2004: The FDA approves the commercialization in the U.S. of the Ketek antibiotic.

  Ketek is the first product of a new family of antibiotics (ketolide) which were specifically designed to face increasing number of bacteria resistant to commonly used antibiotics.

  April 1, 2004: Aventis completes the divestment of Aventis Behring to CSL Limited for a price of up to US$925 Million.

  "Aventis announced that the divestment of the therapeutic proteins business Aventis Behring to CSL Limited was completed on March 31, 2004. In this transaction, CSL Limited has acquired Aventis Behring, its subsidiaries and the plasma activities in Japan, previously held by Aventis Pharma Japan.

  As previously announced, Aventis will receive total proceeds of up to US$925 million, consisting of a cash payment of US$550 million already received, as well as a total of US$125 million in deferred payments, which will be made in three installments: US$30 million on July 1, 2006; US$30 million on December 31, 2006; and a final payment of US$65 million on December 31, 2007. In addition, Aventis may receive up to US$250 million in an additional payment from CSL on the fourth anniversary of the closing of the transaction based on the performance of CSL's share price [...]" (press release)

  March 26, 2004: An FDA advisory committee has unanimously recommended the approval of Sculptra.

  This injectable treatment, which is manufactured and marketed by Dermik Laboratories, Aventis' dermatological products division in the United States, is designed to provide a better look to faces disfigured in certain patients with human immunodeficiency virus.

  March 26, 2004: Aventis makes pre-commencement filing with the U.S. Securities and Exchange Commission.

  "Aventis announced today that, in accordance with U.S. regulations, it has filed with the U.S. Securities and Exchange Commission a communication related to the unsolicited offer from Sanofi-Synthélabo (Sanofi).

  Aventis notes that some of the information in the communication, notably regarding the litigation in the U.S. against Sanofi's product Plavix, was not covered in such extensive detail in Aventis Note d'information en réponse, which was approved by France's market regulator, the Autorité des marchés financiers (AMF), under visa number 04-0135.

  To ensure the equitable distribution of information in France and the U.S., this additional information has been put on the Aventis website as well as that of the AMF." (press release)

  March 25, 2004: Aventis announces the submission of US and EU regulatory applications for the use of its anti-cancer drug, Taxotere, for post-surgical treatment of women with early-stage breast cancer.

  The applications are based on a phase III study comparing a combination containing Taxotere with a standard chemotherapy regimen.

  March 10, 2004: Aventis announces that it has filed new patent infringement lawsuits related to Allegra and Allegra-D, along with AMR Technology, Inc., in the United States.

  These additional lawsuits were filed in the United States District Court for the District of New Jersey against five companies currently seeking FDA approval to produce and market generic versions of Allegra and Allegra-D. The patents in question are U.S. Patents No. 5,581,011 and 5,750,703, claiming fexofenadine intermediates (principal active ingredient of Allegra), and processes for making fexofenadine. These patents are owned by AMR Technology, a wholly-owned subsidiary of Albany Molecular Research, Inc., and exclusively licensed to Aventis.

  Aventis previously filed patent infringement lawsuits against the same five companies (Barr Laboratories, Inc., Impax Laboratories, Teva Pharmaceuticals, Mylan Pharmaceuticals and Dr. Reddy's Laboratories) in the United States District Court for the District of New Jersey, on patents claiming methods of using fexofenadine and fexofenadine formulations. Aventis requested the consolidation of the lawsuits. The previously-set trial date of September 2004 is no longer in effect and no new trial date has been scheduled.

  March 8, 2004: Aventis announces the sale of its rights to Azmacort (triamcinolone acetonide) to Kos Pharmaceuticals, Inc. (an American company) for a total of US$200 million.

  This divestiture is in line with the company's strategy to actively evaluate its product portfolio and to assess opportunities for divestment. Azmacort is an inhaled corticosteroid, indicated as treatment of asthma for patients age six and up.

  March 8, 2004: Aventis and Bayer Reach Agreement on Final Purchase Price of CropScience Business.

  "Aventis and Bayer CropScience AG have reached agreement on the final purchase price for Aventis CropScience that Bayer acquired in June 2002 after approvals had been received from the antitrust authorities. The enterprise value of the transaction was set at €7.25 billion when Aventis and Bayer signed the purchase agreement in October 2001. Under the agreement, an adjustment of €327 million in favour of Bayer has been made to the original purchase price. This settlement was fully reserved, and thus will have no impact on the earnings of Aventis.

  Adjustment of the purchase price is a common way of balancing deviations between preliminary amounts of certain purchase price components, such as working capital and net debt, and the actual value of such components at the time of the closing of transaction." (press release)

  March 8, 2004: Aventis and CDC PME announce their intention to create Pharmavent.

  "Aventis and CDC PME, subsidiary of Groupe Caisse des dépôts, have announced the establishment of a new capital-risk fund. This fund will invest in companies which are deemed to have strong growth potential, principally at an advanced stage in their development, in the areas of life and biotechnology science, in particular human health.

  The Pharmavent fund will have a European focus and it will be the largest French fund specialized in life sciences. Pharmavent will be created as a Fonds Commun de Placement à Risques (FCPR) under the simplified procedures of French law, and it will be dedicated to capital-risk investment. It will be managed by an independent fund manager licensed by the Autorité des marchés financiers and will be composed of capital-risk professionals.

  The fund will invest primarily in France and in Europe, in companies which have products in the clinical development phase or which own technologies which may be used by the pharmaceutical industry, with the goal of having them attain the greatest international reach [...]" (press release translated from French)

4.    PERSONS WHO ASSUME RESPONSIBILITY FOR THE INFORMATION MEMORANDUM

  For Aventis

  "To my knowledge, the information contained in the present information memorandum concerning Aventis are true and do not contain any material omission."

Igor Landau, Chairman of the Management Board

  For the verification of the financial situation and the accounts of Aventis.

  This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

  In our capacity as independent auditors for Aventis and pursuant to COB regulation no2002-04, we have verified, in accordance with French professional standards, the information pertaining to the financial position and historical accounts provided in this information memorandum in response to Sanofi-Synthélabo's information memorandum published in connection with the mixed public offer as the principal offer and, as subsidiary offers, an exchange offer and a cash offer, subject to an aggregate consideration limit of 71% in Sanofi- Synthélabo shares and 29% in cash, relating to shares of Aventis and the cash offer relating to warrants of Aventis issued in 2002 and 2003.

  This information memorandum incorporates by reference:

  •
  The Document de référence of Aventis filed with the Autorité des marchés financiers ("AMF") on March 8, 2004, under No. D.04-0214, and which was the subject of an opinion dated March 8, 2004 in which we concluded that based on our procedure we had no comment as to the accuracy of the information pertaining to the financial position and the accounting information presented.

  •
  The information memorandum filed by Aventis in response to Sanofi-Synthélabo's initial share and cash offer which has been granted the visa No 04-135 dated March 4, 2004, and which was the subject of an opinion dated March 4, 2004 in which we concluded that based on our procedure we had no comment as to the accuracy of the information pertaining to the financial position and the accounting information presented.

  This information memorandum was prepared under the supervision of Mr Igor Landau, President of the Management Board of Aventis. It is our duty to formulate an opinion as to the accuracy of the information contained in the information memorandum and pertaining to the financial positions and the accounts.

  In accordance with French professional standards, our procedure consisted of an assessment of the accuracy of the information pertaining to the financial position and the accounts of Aventis and a verification of the consistency of this information with the financial information, which has previously been the subject of a report prepared by us. Our procedure also consisted of reading other information contained in the information memorandum in order to identify any significant inconsistencies with the information pertaining to the financial position and the accounts of Aventis and to disclose information that is clearly inaccurate, which we would have learned based on our general knowledge of Aventis from our engagement.

  This information memorandum does not contain individual forecasts resulting from a structured elaborated process.

  The statutory and consolidated financial statements for the periods ended December 31, 2003, 2002 and 2001, prepared under the responsibility of the Management Board of Aventis, were the subject of an audit performed by us in accordance with professional standards and have been certified without qualification.

  In accordance with the provisions of article L.225-235 of the French Commercial Code (Code de Commerce) regarding the justification of our assessments, and which apply for the first time to the fiscal year ended on December 31, 2003, we provide you with the following elements which contributed to our opinion on the statutory and the consolidated financial statements for the fiscal year ended December 31, 2003, taken as a whole:

  •
  As to the statutory financial statements

    The Note 1 to the statutory financial statements sets forth the accounting policies used for the evaluation of investments and financial instruments.

    In the course of the assessment of the accounting policies used by Aventis, we have verified the adequacy of the above-mentioned accounting policies and of the information provided in the notes and we have verified that they have been properly implemented;

  •
  As to the consolidated financial statements

    During the fiscal year 2003, Aventis has recorded a provision relating to the probable loss on sale of Aventis Behring. The calculation of this provision is explained in Note 30 to the consolidated financial statements.

    On the basis of information available as of the date of our opinion, our assessment of this provision was based on the analysis of the procedures put in place by management to identify and evaluate this probable loss on sale, as well as on the analysis of the purchase agreements, the financial assessment to evaluate the present value of deferred payments and the fair value of conditional payments as well as the amount of the translation reserve.

    In the course of the analysis of these evaluations, we did not discover any elements likely to call in question the reasonableness of the conditions of the accounting estimations, or the assessments resulting thereof.

  Based on these procedures, we have no comment on the accuracy of the information pertaining to the financial position and the accounts presented in this information memorandum.

  Paris, May 28, 2004

Independent Auditors

Members of the Compagnie Régionale de Paris

RSM Salustro Reydel	PricewaterhouseCoopers Audit
Benoît Lebrun	Bernard Rabier

IMPORTANT NOTE:

This document is a non-binding free translation into English of the original French "Note d'Information en réponse". This English translation is for informational purposes only.

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